Principal Funds 711 High Street, Des Moines, IA 50392 800 222 5852 tel www.principalfunds.com

September 22, 2022

Mr. Kamal Bhatia
Chief Executive Officer and President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392

Dear Mr. Bhatia:

Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Global Sustainable Listed Infrastructure Fund	$9,500,000	950,000.00

Each share of the Global Sustainable Listed Infrastructure Fund has a par value of $.01 and a price of $10.00 per share. In connection with such purchases, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY	/s/ Clint Woods
Clint Woods
Vice President, Associate General Counsel, Governance Officer, and Assistant Corporate Secretary